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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **March 15, 2010**

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	000-20412	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 Vancouver, British Columbia, Canada	V6C 2T7
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **604-689-0188**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities

International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) is pleased to announce that it has closed its previously announced private placement of 15,000,000 units at a price of $0.10 per unit for gross proceeds of $1,500,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant is exercisable for a period of two years from the closing date, into one additional common share of the Company at a price of $0.15 per share.

All of the securities are subject to a hold period expiring July 16, 2010.

The proceeds from the private placement will be used to continue to fund research and development expenditures, working capital and to bring the Company's bank credit lines closer to their historical levels.

The private placement was conducted under an exemption from registration in the United States under Reg 4.2.

Item 7.01 FD Disclosure.

March 15, 2010. International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) is pleased to announce that it has closed its previously announced private placement of 15,000,000 units at a price of $0.10 per unit for gross proceeds of $1,500,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant is exercisable for a period of two years from the closing date, into one additional common share of the Company at a price of $0.15 per share.

All of the securities are subject to a hold period expiring July 16, 2010.

The proceeds from the private placement will be used to continue to fund research and development expenditures, working capital and to bring the Company's bank credit lines closer to their historical levels.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits:

99.1   March 15, 2010 Press Release


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>March 16, 2010</u>

<u>International Barrier Technologies Inc.</u>
(Registrant)

<u>/s/ Michael Huddy</u>
(Signature)
(Michael Huddy, President/CEO/Director)

Exhibit 99.1

INTERNATIONAL BARRIER TECHNOLOGY INC.

March 15, 2010

INTERNATIONAL BARRIER ANNOUNCES CLOSING OF $1.5 MILLION PRIVATE PLACEMENT

Watkins, MN; Vancouver, British Columbia, March 15, 2010 –International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) is pleased to announce that it has closed its previously announced private placement of 15,000,000 units at a price of $0.10 per unit for gross proceeds of $1,500,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant is exercisable for a period of two years from the closing date, into one additional common share of the Company at a price of $0.15 per share.

All of the securities are subject to a hold period expiring July 16, 2010.

The proceeds from the private placement will be used to continue to fund research and development expenditures, working capital and to bring the Company's bank credit lines closer to their historical levels.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On behalf of the Board of Directors of
International Barrier Technology Inc.

Michael D. Huddy
Chief Executive Officer & President

For more information please contact:
International Barrier Technology Inc.
510 4th Street N, P.O. Box 379
Watkins, MN 55389
Telephone: 866-735-3519 Email: www.intlbarrier.com